Exhibit 99.7

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2 CELESTICA

A Message from the Chair Dear Shareholder, 2019 marks Celestica’s 25th anniversary. Over that time, Celestica has continued to evolve through innovation to help prepare its customers for the future. I am confident that Rob Mionis and his leadership team have the right strategy in place for today and are also positioning the company to succeed tomorrow.* The Board believes that Celestica is on the right strategic path to navigate the complex and challenging macro-economic environment. The company is executing a multi-year transformation plan to drive profitable growth. Remaining committed to this plan will be critical to realizing our goals of diversifying the business, providing higher value solutions to our customers, and expanding our breadth of offerings to become an end-to-end product lifecycle company. I would like to thank the employees at Celestica for their dedication to the company and the mission-critical work they do for their customers. It is their passion and hard work, aligned behind the strategy, that enables Celestica’s success. We remain committed to delivering strong results for you, our shareholders. On behalf of Celestica’s Board of Directors, I want to thank you for your confidence and support. Throughout its history, Celestica has secured its reputation as a trusted partner in providing innovative supply chain solutions and superior service to the world’s best brands, enabling them to find new ways to achieve competitive advantages. It all began in 1994 with 800 employees working in two facilities. Today, Celestica is a global company with more than 35 sites and 28,000 employees. Sincerely, Bill Etherington CHAIR OF THE BOARD 20 1 8 LET TER T O SHAREHOLDERS 3

A Message from the CEO STRENGTHEN OUR ATS BUSINESS AND REINVIGORATE GROWTH Our ATS segment, which serves our customers in the aerospace and defense (A&D), capital equipment, industrial, smart energy and healthtech markets, saw revenue growth throughout the year. The end of 2018 marked five straight quarters of year-over-year ATS segment revenue growth supported by a robust sales pipeline. In addition, we made meaningful progress on improving both scale and capability in our ATS segment through the acquisitions of Atrenne Integrated Solutions, Inc. (Atrenne) and Impakt Holdings LLC (Impakt), thereby growing our A&D and Capital Equipment businesses, respectively. Dear Shareholder, In 2018, we made solid progress on advancing our strategy and continuing the transformation journey that we embarked on three years ago. We completed two strategic acquisitions, initiated the Connectivity and Cloud Solutions (CCS) segment portfolio review, and delivered consistent sequential operating margin** improvement each quarter throughout the year.* Within A&D, our customers look to us as a market leader providing a full range of end-to-end product lifecycle solutions. Atrenne brings deep expertise in the design and manufacture of ruggedized electromechanical solutions primarily for military and commercial aerospace applications and expands our service offerings for industrial customers. The integration of Atrenne was executed well and its performance has already exceeded our expectations in 2018. In our Capital Equipment business, we achieved significant customer bookings in the semiconductor market and added power equipment and industrial expertise. Our acquisition of Impakt expands our capabilities and provides an important entry into South Korea, giving us in-region presence with our capital equipment customers. We also believe this acquisition positions us to participate in the growth of next-generation display technologies. Today, our Capital Equipment business, which now includes display, semiconductor, and power equipment, enables us to provide our customers with a full spectrum of specialized vertical services. While we executed well on our strategy, 2018 presented a challenging materials-constrained environment. Extended material lead times impacted Celestica’s productivity, exacerbated demand volatility and inflated inventory levels. Additionally, in the second half of 2018, we experienced slower cyclical demand from our capital equipment customers, which had an adverse impact on our Advanced Technology Solutions (ATS) segment and total company margins. In response to the revenue softness in our Capital Equipment business, we are taking near-term actions to better align this business to the current revenue environment. Both of these acquisitions bolstered our capabilities and reach by improving our design competency and establishing us in new markets and geographies. These acquisitions are underpinned by a strong organic growth engine and we continue to ramp a number of new programs as we invest in capabilities across our ATS markets. As we work to overcome these challenges, we continue to believe that we are on the right strategic path. Our multi-year transformation plan is comprised of four key elements, each focused on driving shareholder value: strengthen our ATS businesses; drive enterprise-wide productivity; reshape our CCS portfolio and grow in targeted areas; and accelerate growth through targeted and disciplined M&A. We believe that executing on this transformation plan will position Celestica for long-term growth and help us respond to the dynamics of our industry and our customers’ businesses. DRIVE AN ENTERPRISE-WIDE PRODUCTIVITY PROGRAM TO SUPPORT MARGIN EXPANSION In 2018, we continued to drive productivity and efficiency throughout our operations, supply chains and functions. Our Q4 2018 results underscore the benefits of our 4 CELESTICA portfolio diversification, productivity initiatives and commercial actions, which together drove another quarter of sequential non-IFRS operating margin** expansion and helped us to achieve our Q4 2018 non-IFRS operating margin** target of 3.5%. investments will help us expand our leadership position in the A&D and capital equipment markets for years to come. We continue to evaluate strategic acquisition targets that we believe will help us diversify our markets, expand our capabilities across multiple markets, expand our relationships with new and existing customers and drive increased margins and shareholder value. RESHAPE OUR CCS PORTFOLIO AND GROW IN TARGETED AREAS Our CCS segment grew to $4.4 billion in revenue in 2018. We made significant inroads in our Storage business and our Communications end market, and we continue to win business with leading cloud-based service providers to whom we provide both traditional electronics manufacturing services (EMS) and joint design and manufacturing (JDM) services. POSITION CELESTICA FOR THE ROAD AHEAD As we look to the future, we have established a number of key metrics and goals that will help us to track our success, including: • Achieve a non-IFRS operating margin** target in the range of 3.75% to 4.5% by the first half of 2020. Achieve ATS segment margin in the target range of 5% to 6% and CCS segment margin in the range of 2% to 3%, in each case by the first half of 2020. Drive margin stability by optimizing our existing portfolio, growing our high-value JDM and services businesses, and driving continued productivity improvements across our operations. Maintain capital allocation priorities that include investing half of our available free cash flow** into the business, on average, over the long-term and returning half to our shareholders. One key objective of our transformation is to optimize the mix and efficiency of our CCS segment businesses to drive long-term sustainable profitability. We are making solid progress on our JDM and core EMS businesses. • • In our JDM business we saw steady growth. By working with our customers, we deliver customized hardware solutions for the communications, storage and server markets. Our JDM revenue in 2018 increased more than 30% year-over-year, largely as a result of the strength of our communications products and the launch of new programs. • In our core EMS business we also earned a number of strategic new program wins, and secured key existing programs in the enterprise space, where we continue to strengthen our business with original equipment manufacturers (OEMs). 2019 marks Celestica’s 25th anniversary, a significant milestone in our company’s history, and I want to thank all of our employees, past and present, for their invaluable contributions to our success. As part of our strategy to continue to diversify our business and improve shareholder returns, we initiated a comprehensive review of our CCS portfolio in the second half of 2018. The business review is substantially complete, and we expect to complete the majority of the related actions in 2019. As a result of this portfolio review, we believe we will emerge with a more consistent and resilient CCS business, offering higher value-added services to our customers. I also want to thank our customers, partners, and you, our shareholders, for your continued support. We are committed to executing on our transformation strategy and are excited about our growth opportunities for 2019 and beyond. Sincerely, ACCELERATE GROWTH THROUGH TARGETED AND DISCIPLINED M&A M&A is an important element of our ATS strategy as it is intended to bolster our lifecycle solutions for our customers, accelerate our diversification and position us for profitable growth. In 2018, we utilized the strength of our balance sheet to execute two strategic acquisitions, Atrenne and Impakt, described earlier. We believe that the long-term nature of these Rob Mionis PRESIDENT AND CHIEF EXECUTIVE OFFICER * This letter contains forward-looking statements. See Cautionary Note Regarding Forward-Looking Statements on page 8. ** Operating margin and free cash flow are non-IFRS financial measures. A description of the definition, uses and limitations of these measures, as well as reconciliations of these measures to the most directly-comparable IFRS measures, can be found in the “Financial Highlights” table. 20 1 8 LET TER T O SHAREHOLDERS 5

Financial Highlights* (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS) 2018 2017* 2016* OPERATIONS Revenue IFRS gross margin % Non-IFRS adjusted gross margin % (1) (2) IFRS selling, general and administrative expenses (SG&A) % Non-IFRS adjusted SG&A % (1) (2) Non-IFRS operating earnings (adjusted EBIAT) (1) (3) (4) Non-IFRS operating margin (adjusted EBIAT %) (1) (3) (4) IFRS effective tax rate % IFRS net earnings IFRS net earnings per share - diluted Non-IFRS adjusted net earnings (1) (5) (10) Non-IFRS adjusted net earnings per share - diluted (1) (5) (10) $ 6,633.2 6.5% 6.7% 3.3% 3.0% 213.9 3.2% -21% 98.9 0.70 149.8 1.07 $ 6,142.7 6.8% 7.1% 3.3% 3.0% 217.2 3.5% 21% 105.5 0.73 173.0 1.19 $ 6,046.6 7.1% 7.4% 3.5% 3.2% 223.2 3.7% 15% 138.3 0.96 202.7 1.41 $ $ $ $ $ $ $ $ $ $ $ $ $ $ $ BALANCE SHEET DATA Cash Borrowings under credit facilities Total current assets Total current liabilities Working capital, net of cash (6) Non-IFRS free cash flow (1) (7) Equity $ $ $ $ $ $ $ 422.0 757.3 2,823.5 1,620.3 826.2 (98.4) 1,332.3 $ $ $ $ $ $ $ 515.2 187.5 2,476.6 1,266.5 656.8 21.0 1,370.2 $ $ $ $ $ $ $ 557.2 227.5 2,367.2 1,245.7 544.5 110.2 1,257.8 KEY RATIOS Non-IFRS days sales outstanding (1) (8) Non-IFRS inventory turns (1) (8) Non-IFRS cash cycle days (1) (8) IFRS ROIC (1) (9) Non-IFRS adjusted ROIC (1) (9) 61 6x 56 5.8% 15.1% 59 8x 51 11.5% 18.8% 57 9x 45 15.7% 21.5% WEIGHTED AVERAGE SHARES OUTSTANDING Basic (in millions) Diluted (in millions) Total shares outstanding at December 31 (in millions) 139.4 140.6 136.3 143.1 145.2 141.8 141.8 143.9 140.9 6 CELESTICA

* The “Financial Highlights” table includes data prepared in accordance with International Financial Reporting Standards (IFRS) and non-IFRS measures. Certain prior period figures have been restated to reflect the adoption of IFRS 15 effective January 1, 2018.

1.   Management uses non-IFRS measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS and non- IFRS measures to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations. We believe the non- IFRS measures presented herein are useful to investors, as they enable investors to evaluate and compare our results from operations and cash resources generated from our business in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results) and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. These non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of our ongoing operation of our business. Our non-IFRS measures include adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted SG&A, adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (adjusted EBIAT or operating earnings as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, free cash flow, days sales outstanding, inventory turns, cash cycle days and adjusted return on invested capital (adjusted ROIC). Non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies that use IFRS, or who report under U.S. GAAP and use non-U.S. GAAP measures to describe similar operating metrics. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are  recognized under IFRS and that have an economic impact on the company. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of the company’s performance, and reconciling non-IFRS measures back to the most directly comparable IFRS financial measures.

2.   Non-IFRS adjusted gross margin is calculated by dividing non-IFRS adjusted gross profit by revenue. Non-IFRS adjusted gross profit is calculated by excluding employee stock-based compensation expense, and other solar charges (inventory write-down) and acquisition inventory fair value adjustment in 2017 and 2018, respectively, from IFRS gross profit. Non-IFRS adjusted SG&A percentage is calculated by dividing non-IFRS adjusted SG&A by revenue. Non-IFRS adjusted SG&A is calculated by excluding employee stock-based compensation expense and other solar charges (accounts receivable write-down) in 2017 from IFRS SG&A.

3.   Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess our operational performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings before finance costs (consisting of interest and fees related to our credit facility, our accounts receivable sales program and a customer’s supplier financing program), amortization of intangible assets (excluding computer software) and income taxes. Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges (recoveries), including acquisition-related consulting, transaction and integration costs, legal settlements (recoveries), accelerated amortization of unamortized deferred financing costs in 2018, Toronto transition costs (recoveries), and impairment charges, other solar charges, refund interest income in 2016 (see note 4) and acquisition inventory fair value adjustment in 2018.

4.   Refund interest income represents the refund of interest on cash previously held on account with tax authorities in connection with the resolution of certain previously-disputed tax matters in 2016.

5.   Non-IFRS adjusted net earnings is defined as net earnings before employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges (recoveries) as defined in note 3 above, other solar charges, acquisition inventory fair value adjustment in 2018, and adjustment for taxes (explained in note 10 below). We have provided a reconciliation of non-IFRS adjusted net earnings to IFRS net earnings in the table.

6.   Working capital, net of cash, is calculated as accounts receivable and inventory less accounts payable, including accrued and other current liabilities and current portion of provisions.

7.   Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), finance lease payments, repayments from a former solar supplier in 2017, and finance costs paid. As a measure of liquidity, we intend to include any amounts we receive from the sale of our Toronto real property, if consummated, in non-IFRS free cash flow in the period of receipt. Note that non-IFRS free cash flow, however, does not represent residual cash flow available to Celestica for discretionary expenditures.

8.   Non-IFRS days sales outstanding (or days in accounts receivable) is calculated as average accounts receivable divided by average daily revenue. Non-IFRS inventory turns is calculated as cost of sales for the year divided by average inventory. Non-IFRS cash cycle days is calculated as the sum of days in accounts receivable and days in inventory minus days in accounts payable.

9.   Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS adjusted ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a five-point average to calculate average net invested capital for the year. A comparable measure under IFRS would be determined by dividing IFRS earnings before income taxes by net invested capital, however, this measure (which we have called IFRS ROIC), is not a measure defined under IFRS.

10. The adjustment for taxes, as applicable, represent the tax effects on the non-IFRS adjustments and non-core tax impacts.

2018 LETTER TO SHAREHOLDERS 7

Cautionary Note Regarding Forward-Looking Statements: Both our Chair and CEO letters contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, including with respect to: our priorities, intended areas of focus, targets, objectives and goals (including the amount and timing of the metrics and priorities described under the caption “Position Celestica for the Road Ahead” in the CEO letter); trends in the electronics manufacturing services (EMS) industry and our segments; our strategies and transformation plan; our capital allocation expectations; the timing and level of our anticipated financial and/or operational results; benefits anticipated from actions we are taking with respect to our capital equipment business; the timing and anticipated impact of our comprehensive Connectivity & Cloud Solutions (CCS) business review; our growth and diversification plans; and the anticipated impact of our acquisitions of Atrenne Integrated Solutions, Inc. (Atrenne) and Impakt Holdings, LLC (Impakt)). Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: our customers’ ability to compete and succeed with our products and services; customer and segment concentration; challenges of replacing revenue from completed or lost programs or customer disengagements; changes   in our mix of customers and/or the types of products or services we provide; the impact on gross profit of higher concentrations of lower margin programs; price, margin pressures, and other competitive factors affecting, and the highly competitive nature of, the EMS industry in general and our CCS segment in particular; the cyclical nature of our capital equipment business, in particular our semiconductor business; our response to changes in demand, rapidly evolving and changing technologies, and changes in our customers’ business and outsourcing strategies; customer, competitor and/or supplier consolidation; integrating acquisitions and “operate-in-place” arrangements, and achieving the anticipated benefits therefrom; retaining or expanding our business due to execution or quality issues (including our ability to successfully resolve these challenges); maintaining sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; negative impacts on our business resulting from recent increases in third-party indebtedness, or significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness for additional acquisitions or to otherwise fund our operations; delays in the delivery and availability of components, services and materials; the impact of our restructuring actions; the incurrence of future impairment charges or other write-downs of assets; managing our operations, growth initiatives, and our working capital performance during uncertain market and economic conditions; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of global or local events outside our/their control and the impact of significant tariffs on items imported into the U.S.; the expansion or consolidation of our operations; recruiting or retaining skilled talent; changes to our operating model; changing commodity, material and component costs as well as labor costs and conditions; defects or deficiencies in our products, services or designs; non-performance by counterparties; our financial exposure to foreign currency volatility, our dependence on industries affected by rapid technological change; increasing taxes, tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; whether the sale of our Toronto real property will be consummated when anticipated; the relocation of our corporate headquarters; computer viruses, malware, hacking attempts or outages that may disrupt our operations; the variability of revenue and operating results; compliance with applicable laws, regulations, government grants and social responsibility initiatives; and current or future litigation, governmental actions, and/or changes in legislation. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in this MD&A, our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission (SEC), and as applicable, the Canadian Securities Administrators. Information related to the Company may be requested by contacting Celestica Investor Relations at clsir@ celestica.com.

Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the successful pursuit, completion and integration of acquisitions; the success of our customers’ products; our ability to retain programs and customers; the stability of general economic and market conditions, currency exchange rates, and interest rates; supplier performance, pricing and terms; compliance by third parties with their contractual obligations and the accuracy of their representations and warranties; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for recently- imposed tariffs and countermeasures; our ability to keep pace with rapidly changing technological developments; the impact of the U.S. tax reform on our operations; the timing, execution, and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; our ability to successfully diversify our customer base and develop new capabilities; the availability of cash resources for repurchases of outstanding subordinate voting shares; that we achieve the expected benefits from our acquisitions of Atrenne and Impakt; that the sale of our Toronto real property will be consummated when anticipated; and the magnitude of anticipated losses in our capital equipment business in the first quarter of 2019. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.